Exhibit 99.1

Report in Respect of Voting Results

In respect of the Annual and Special Meeting of shareholders of Bellatrix Exploration Ltd. ("Bellatrix") held May 21, 2014 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote	Votes For	Votes Withheld/Against
1.	Fix the number of directors to be elected at the Meeting at ten	Resolution approved(1)	101,113,454 (99.65%)	354,318 (0.35%)
2.	To elect the following ten nominees to serve as directors of Bellatrix for the ensuing year, or until their successors are duly elected or appointed, subject to the provisions of the Business Corporations Act (Alberta) and by-laws of Bellatrix:
	Raymond G. Smith	Elected(2)	92,889,943 (99.67%)	303,879 (0.33%)
	Doug N. Baker	Elected(2)	92,500,030 (99.26%)	693,792 (0.74%)
	Murray L. Cobbe	Elected(2)	92,570,391 (99.33%)	623,431 (0.67%)
	John H. Cuthbertson	Elected(2)	72,759,474 (78.07%)	20,434,348 (21.93%)
	W.C. (Mickey) Dunn	Elected(2)	92,295,181 (99.04%)	898,641 (0.96%)
	Melvin M. Hawkrigg	Elected(2)	92,737,130 (99.51%)	456,692 (0.49%)
	Robert A. Johnson	Elected(2)	92,830,189 (99.61%)	363,633 (0.39%)
	Keith E. MacDonald	Elected(2)	87,874,305 (94.29%)	5,319,517 (5.71%)
	Murray B. Todd	Elected(2)	92,161,426 (98.89%)	1,032,396 (1.11%)
	Keith Turnbull	Elected(2)	92,886,770 (99.67%)	307,052 (0.33%)
3.	To approve the appointment of KPMG LLP, Chartered Accountants, as auditors of Bellatrix to hold office until the next annual meeting or until their successors are appointed and to authorize the board of directors to fix their remuneration as such	Resolution approved(1)	101,205,851 (99.52%)	483,912 (0.48%)
4.	To approve the adoption of Bellatrix's New Advance Notice By-Law	Resolution approved(1)	90,630,889 (97.39%)	2,431,831 (2.61%)

Notes:

(1)	Vote conducted by a show of hands. "Votes For" and "Votes Withheld/Against" reflect the results of the proxies received in respect of such matters.
(2)	Votes conducted by ballot. "Votes For" and "Votes Withheld/Against" reflect the results of the vote by ballot on such matters.